UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-1004

FORM 11-K

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2002

OR

____ TRANSISTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______.

Commission file number: 333-90540



SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C.
181
SECTION



03025839

SAVINGS PLAN FOR FORMER EMPLOYEES OF VINCAM HUMAN RESOURCES, INC.
(Full title of the plan)

Automatic Data Processing, Inc.
One ADP Boulevard, Roseland, NJ 07068
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Registrant's telephone number, including area code: (973) 974-5000

Notices and communications from the Securities and Exchange Commission Relative to this report should be forwarded to:

James B. Benson
Corporate Vice President, General Counsel and Secretary
Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, NJ 07068

FINANCIAL STATEMENTS AND EXHIBIT

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR FORMER
EMPLOYEES OF VINCAM
HUMAN RESOURCES, INC.
(Name of Plan)

Date: June 27, 2003



James B. Benson
Trustee of the Plan
Corporate Vice President, General Counsel and Secretary
Automatic Data Processing, Inc.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Automatic Data Processing, Inc.
Savings Plan for Former Employees of Vincam
Human Resources, Inc.
Roseland, New Jersey

We have audited the accompanying statements of net assets available for benefits of Automatic Data Processing, Inc. Savings Plan for Former Employees of Vincam Human Resources, Inc. (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 14, 2003

AUTOMATIC DATA PROCESSING, INC.
SAVINGS PLAN FOR FORMER EMPLOYEES OF
VINCAM HUMAN RESOURCES, INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
Investments, at fair value	$ -	$ 4,500,984
Participant loans receivable	-	193,470
Employee contributions receivable	-	18,969
Broker receivable for securities sold	-	15,343
Interest and dividends receivable	-	9,108
NET ASSETS AVAILABLE FOR BENEFITS	$ -	$ 4,737,874

See accompanying notes to financial statement.

AUTOMATIC DATA PROCESSING, INC.
SAVINGS PLAN FOR FORMER EMPLOYEES OF
VINCAM HUMAN RESOURCES, INC.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	$ 4,737,874	$ -
ADDITIONS:		
Contributions:		
Employee	850,071	1,152,549
Employer	313,394	324,975
Total contributions	1,163,465	1,477,524
Interest and dividend income	100,413	109,308
Other	69	17,518
Total additions	1,263,947	1,604,350
DEDUCTIONS:		
Net realized and unrealized losses in fair value of investments	1,075,833	796,379
Benefits paid to participants	494,761	294,274
Administrative and general expenses	32,097	4,510
Total deductions	1,602,691	1,095,163
(DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(338,744)	509,187
TRANSFERS IN (OUT):		
Trust to trust transfer, net	(4,399,130)	4,228,687
Total transfers	(4,399,130)	4,228,687
NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$ -	$ 4,737,874

See accompanying notes to financial statements.

AUTOMATIC DATA PROCESSING, INC.
SAVINGS PLAN FOR FORMER EMPLOYEES OF VINCAM HUMAN RESOURCES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF PLAN

The following description of the Automatic Data Processing, Inc. Savings Plan for Former Employees of Vincam Human Resources, Inc. (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is administered by a three-member committee (the "Administrator") appointed by the Board of Directors of Automatic Data Processing, Inc. (the "Company" or the "Plan Sponsor").

General - The Plan is a defined contribution plan established January 1, 2001 (date of inception) available to all eligible, former employees of the Vincam Human Resources, Inc. Assets in the amount of $4,228,687 were transferred in 2001 prior year from the Vincam Human Resources, Inc. Retirement Savings Plan. These assets represent employee balances transferred into the Plan. The Plan is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan was amended, effective January 1, 2002, to designate a portion of the Plan as an employee stock ownership plan (the "ESOP") and to add certain participant rights and other provisions relating to the Company's common stock held in such plan.

The Plan merged into the Automatic Data Processing, Inc. Retirement and Savings Plan (the "ADP Plan") effective December 31, 2002. On this day, net assets of $4,399,130, were transferred from the Plan to the ADP Plan.

Contributions –

Employee contributions: As defined in the Plan document, participating employees who are deemed non highly compensated, (earning less than $90,000), can contribute up to 20% of their compensation, subject to the maximum deferral limits under the IRC. Participating employees earning more than these amounts ("the highly compensated employees") can only contribute up to the amount determined by the Plan's Committee annually (currently 10% of their compensation). Participants who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions, in accordance with IRC Section 414(v). All employee salary deferral contributions made after December 31, 2001 shall be contributed to the ESOP component of the Plan.

Employer contributions: The Company contributes to the Plan, in the Company's common stock, an amount equal to 48% of the first six percentage points of each participant's contribution to the Plan. Once a participant has contributed to the Plan for 60 months, the Company's matching contribution (made in the Company's common stock) increases to an amount equal to 58% of the first six percentage points of pay. Participants must be actively employed on December 31 to receive the matching contribution. Matching contributions are not made on the employee catch-up contributions. All employer contributions are made to the ADP Stock Fund and are made at the end of the plan year (December 31). However, participants may choose to use the market value of the Company's common stock (that corresponds to such employer contribution) to immediately invest in the Bear Stearns Intermediate Bond Fund, Legg Mason Value Fund, J.P. Morgan Balanced Fund, Smith Barney Institutional Cash Management Fund, Janus Worldwide Fund, UBS S&P 500 Index Fund, Brown Advisory Emerging Growth Fund or Montag & Caldwell Growth Fund. The Company contributions are made to the ESOP component of the Plan effective for contributions made after December 31, 2001.

Limitations: In addition, there are limitations set forth in the Internal Revenue Code, such as contribution limitations of higher-paid participants, which the Plan must satisfy.

All Plan participants have the option to participate in any or all of the following investment funds, and may transfer a percentage of their account from one fund to another at any time, subject to the rules of the respective investment funds.

Participant Accounts - Each participant's account is credited with the participant's contribution, an allocation of the Company's contribution, and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan document, at fair market value, and are adjusted daily to reflect the income and gains and losses of these funds.

Vesting - Participants are immediately vested in their contributions including salary deferral and rollover contributions. Matching Company contributions are vested as follows:

Less than two years of service from date of hire	0%
Two but less than three years of service from date of hire	50%
Three or more years of service from date of hire	100%

Payment of Benefits - In general, employee and employer contributions must remain in the Plan until the later of the attainment of age 65 or the end of employment. The employee may elect to begin taking in-service distributions anytime after the attainment of age 70. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

On termination of service, a participant shall generally receive a lump-sum amount equal to the value of his or her account, unless he or she elects to defer payment and the total of the participant's vested account balance is more than $5,000 for the applicable Plan year ended December 31, 2002. The balance in the participant's ADP Stock Fund account can be distributed as whole shares of Company common stock, or as cash equivalent to the fair market value of the Company common stock at the date of distribution.

Forfeitures - Upon termination of a participant's employment for reasons other than death before the attainment of age 65, the participant will be entitled to receive the vested portion of their account balance. The nonvested portion of the participant's account balance will be forfeited, and will be used to pay plan expenses as well as to reduce the amount of future Company contributions.

Participant Loans Receivable - Plan participants may borrow funds from their account subject to certain limits and conditions. Outstanding loans, which are secured by the participant's interest in the Plan, are generally repaid through payroll deductions or, at the option of the participant, may be prepaid in total. Participants' loan repayments and any interest due are paid into the participants' account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition – Investments, which are traded principally on national securities exchanges, are valued at the last reported sale price at the close of the business day. In accordance with ERISA, investments are stated at fair value, based on the quoted closing market price. All security transactions are accounted for on the date the securities are purchased or sold (trade date). Interest and dividend income is recorded on the accrual basis. The net change in the difference between market value and cost of investments is reflected as net unrealized gains (losses) on investments in the periods in which such changes occur. Realized gains and losses are recorded as the difference between the original purchase price of the investment and the sale price of the investment.

Fair Value of Other Financial Instruments - The carrying amount of participant's loans, employee contributions, interest and dividends receivables and broker receivable for securities sold approximates fair value.

Credit and Investment Risk - The Plan invests its cash in U.S. Government agencies securities, in debt securities of companies with strong credit ratings from a variety of industries, and in various equity securities, including the Plan Sponsor's common stock. The Plan performs periodic evaluations of the relative credit standings of the companies it invests in and believes no significant concentration risk exists with respect to these investments.

Payment of Benefits - Benefits are recorded when due.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3. PLAN TERMINATION

Although the Company has not expressed any intention to do so, it has the right under the provisions of the Plan to discontinue its contributions at any time by amending or terminating the Plan subject to the provisions of ERISA. However, upon full or partial termination of the Plan, each participant who is then an employee of the Company shall become 100% vested in his or her Employer Matching Contribution Fund account, and shall not be subjected to forfeiture. Furthermore, no amendment shall decrease a participant's vested interest under the Plan at the effective date of such amendment.

4. INVESTMENTS

The Plan's assets are held in a common custodial account at JP Morgan Chase Bank (the "Custodian") with the assets of the Automatic Data Processing, Inc. Retirement and Savings Plan (the "ADP Plan"). Although the assets are commingled in a common account, the Trustee maintains supporting records sufficient to determine each Trusts': net investment earnings; contributions; transfers; benefits paid and administrative expenses. The dividends and interest, realized gains and losses, and unrealized gains and losses presented in these financial statements were allocated between the two plans in proportion to each plans' actual net investment earnings for each investment held in the common account. The accrued expenses and investments and investment related accounts were allocated between the two plans in proportion to each plans' net assets at year-end prior to the transfer of net assets from the Plan into the ADP Plan. The investments are allocated to each investment fund based upon the relative proportionate share of each investment fund in the common account. The Plan's sponsor believes that such allocation methodologies are appropriate.

The Plan merged into the ADP Plan effective December 31, 2002. All assets and liabilities of the Plan were transferred to the ADP Plan.

Total Investment losses for the years ended December 31, 2002 and 2001 are summarized below:

	2002	2001
Interest and dividend income:	$ 100,413	$ 109,308
ADP Stock Fund	$ (564,544)	$ (223,485)
JP Morgan Balanced Fund	(42,016)	(27,669)
Janus Worldwide Fund	(133,027)	(260,886)
UBS S&P 500 Index Fund	(44,018)	(29,553)
Legg Mason Value Fund	(151,471)	(135,542)
Brown Advisory Emerging Growth Fund	(41,461)	(77,985)
Montag & Caldwell Growth Fund (Assets transferred from Alliance Premier Growth Fund on October 2, 2002)	(129,189)	(62,558)
Bear Stearns Intermediate Bond Fund	29,893	21,299
Net realized and unrealized losses in fair value of investments, by Fund	(1,075,833)	(796,379)
Total investment loss	$ (975,420)	$ (687,071)

Total Investments at fair value at December 31, 2002 and 2001, are summarized as follows:

	2002	2001
Investments, at fair value :		
CMB Cash Investment Fund	$ -	$ 155,636
ADP Stock Fund	-	1,479,051
JP Morgan Balanced Fund	-	335,208
Janus Worldwide Fund	-	459,280
UBS S&P 500 Index Fund	-	153,492
Legg Mason Value Fund	-	749,210
Brown Advisory Emerging Growth Fund	-	284,220
Montag & Caldwell Growth Fund (Assets transferred from Alliance Premier Growth Fund on October 2, 2002)	-	115,752
Bear Stearns Intermediate Bond Fund	-	521,762
Smith Barney Institutional Cash Mgmt Fund	-	247,373
Total Investments	$ -	$ 4,500,984

Investments held as of December 31, 2002 that represent five percent or more of the Plan's net assets available for benefits at the end of each of the respective years are summarized in the following table:

	Number of Shares or Par Value 2002	Number of Shares or Par Value 2001	Fair Value of Investments December 31, 2002	Fair Value of Investments December 31, 2001
Investments at Fair Value:				
ADP STOCK FUND				
Automatic Data Processing, Inc. Common Stock	-	25,111	$ -	$ 1,479,052
BALANCED FUND				
J.P. Morgan Balanced Fund	-		$ -	$ 335,208
WORLDWIDE FUND				
Janus Worldwide Fund	-	10,476	$ -	$ 459,280
MONEY MARKET FUND				
Smith Barney Institutional Cash Mgmt Fund	-	247,373	$ -	$ 247,373
VALUE TRUST FUND				
Legg Mason Value Fund	-	14,155	$ -	$ 749,210

5. TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated August 9, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator and Plan's tax counsel believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

****

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

EXHIBIT 23



INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-90540 of Automatic Data Processing, Inc. on Form S-8 of our report dated June 14, 2003, and appearing in this Annual Report on Form 11-K of Automatic Data Processing, Inc. Saving Plan for Former Employees of Vincam for the year ended December 31, 2002.

Deloitte & Touche LLP

June 27, 2003

EXHIBIT 99

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K for the Automatic Data Processing, Inc. Savings Plan for Former Employees of Vincam (the "Plan") for the fiscal year ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James B. Benson, Trustee of the Plan, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Plan.



James B. Benson
Trustee of the Plan
June 27, 2003